Exhibit 99.2

Roma Green Finance to Receive Right of First Offer to Provide Project-Level Funding for Up to 500 Megawatts of Distributed Behind-the-Meter Data Centre Capacity in Alberta, Canada

Under a Contemplated Master LOI Between BlueFlare and Bloc3 Energy LLC, in Partnership with ZAJA LLC, ROMA Would Be Granted a Non-Exclusive Right of First Offer on Site-Level Financing Across a Portfolio of 1- to 10-MW BTM Data Centres Targeting Up to 500 MW in Alberta

HONG KONG, June 18, 2026 (GLOBE NEWSWIRE) — Roma Green Finance Limited (Nasdaq: ROMA) (“ROMA” or the “Company”), an environmental, social and governance (“ESG”), sustainability and climate-change advisory company, today announced that, in connection with its previously disclosed non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc. (“BlueFlare”), it expects to be granted a non-exclusive right of first offer (the “Right of First Offer”) to provide project-level funding for the behind-the-meter (“BTM”) data centre sites developed under BlueFlare’s distributed Alberta program. The Right of First Offer is expected to be granted under a contemplated master letter of intent (the “Master LOI”) between BlueFlare and Bloc3 Energy LLC (“Bloc3 Energy”), in partnership with ZAJA LLC (“ZAJA”).

The Right of First Offer is intended to give ROMA the first opportunity to offer site-level financing for each BTM data centre advanced under the program — a distributed portfolio of facilities ranging from approximately 1 MW to 10 MW each, targeting up to 500 megawatts (“MW”) of aggregate capacity over a multi-year period. The Right of First Offer would not be an exclusive arrangement; where ROMA does not offer financing, or the parties do not agree on terms, the sponsors would remain free to pursue alternative project-level capital. The Company believes the arrangement would nonetheless provide ROMA with early, recurring access to a pipeline of discrete, modular project-financing opportunities, aligned with the phased manner in which capacity is expected to come online.

BlueFlare and Bloc3 Energy are advancing toward the Master LOI to jointly develop up to 500 MW of distributed BTM data centres across Alberta, Canada, configured as a portfolio of individual sites ranging from approximately 1 MW to 10 MW each. ZAJA, a data centre advisory and consulting firm, is partnered with Bloc3 Energy in connection with the program. The program is designed to co-locate compute load directly behind natural-gas generation in the province, reducing reliance on grid interconnection timelines and positioning the parties to serve growing demand for scalable artificial intelligence (“AI”) and high-performance computing (“HPC”) infrastructure.

BlueFlare is an Alberta-incorporated, vertically integrated BTM gas-to-power and AI/HPC platform. Its distributed, modular model — deploying capacity in 1 MW to 10 MW increments across multiple sites rather than as a single large campus — is designed to scale in line with tenant demand, gas availability and engineering studies, while spreading development across the Alberta corridor. Initial sites would be advanced first, with additional capacity phased in over time as power supply, tenant commitments, financing and required approvals are secured. Development of the full 500 MW of contemplated capacity would occur over a multi-year period and remains subject to numerous conditions.

“Our prospective investment in BlueFlare is about more than a minority stake,” said Claire Luk, Chief Executive Officer of ROMA. “A right of first offer over project-level funding gives ROMA a direct line of sight into a recurring pipeline of modular, behind-the-meter financings as Alberta’s compute demand scales — the kind of repeatable, infrastructure-linked opportunity set at the intersection of energy and the digital economy that fits our strategy.”

“Demand for behind-the-meter compute in Alberta is accelerating, and our distributed platform is built to meet it in the one-to-ten-megawatt increments the market is demanding,” said Landon Ruszkowski, Chief Executive Officer of BlueFlare. “Pairing that build-out with a capital partner that has the first opportunity to fund projects at the site level is the most capital-efficient path to scaling a dense, distributed portfolio across the province.”

ROMA has not made any investment in BlueFlare to date. The proposed equity subscription, the Right of First Offer and the underlying Master LOI are non-binding and remain subject to, among other things, the completion of due diligence; the availability of power, sites, financing and required regulatory approvals; and the negotiation and execution of definitive agreements, none of which has occurred. The Company evaluates a prospective investment in BlueFlare as part of its broader strategy of supporting platforms positioned at the intersection of energy infrastructure and the digital economy, and intends to provide further updates to shareholders as the parties progress toward definitive documentation.

About Roma Green Finance Limited

Roma Green Finance Limited (Nasdaq: ROMA) is a Cayman Islands holding company that, through its operating subsidiaries based in Hong Kong and Singapore, provides ESG, corporate governance and risk management, and sustainability and climate-change related advisory services. The Company’s services include sustainability strategy advisory, ESG reporting, climate-change strategies and solutions, environmental compliance audit, ESG rating support, shareholder communication, and education and training. ROMA’s ordinary shares trade on the Nasdaq Capital Market under the symbol “ROMA.” Additional information is available at www.romaesg.com.

About BlueFlare Group Holdings Inc.

BlueFlare Group Holdings Inc. is an Alberta-incorporated, vertically integrated behind-the-meter gas-to-power and AI/HPC infrastructure platform operating under the tagline “From Wellhead to Workload.” Through its wholly owned subsidiaries, including BlueFlare Energy Solutions, BlueFlare develops and operates distributed BTM power and compute sites that co-locate data centre load directly behind natural-gas generation in Alberta, Canada.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements, including, without limitation, statements regarding the grant of the Right of First Offer under the contemplated Master LOI and any project-level funding ROMA may provide; the proposed Master LOI among BlueFlare, ZAJA and Bloc3 Energy; the contemplated development of up to 500 MW of distributed behind-the-meter data centre capacity in Alberta; the expected size, timing, phasing and economics of any such development; and ROMA’s evaluation of, and any decision to make, a prospective investment in BlueFlare.

Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties, and speak only as of the date they are made. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including the failure of the parties to execute the Master LOI or any definitive agreements, the failure to grant or exercise the Right of First Offer, the failure of ROMA to complete due diligence or to make any investment in BlueFlare, the availability of power, sites, financing and required regulatory approvals, and prevailing market conditions. The Company undertakes no obligation to update any forward-looking statement publicly in light of new information or future events, except as required by law. More information, including potential risk factors, is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its Reports on Form 6-K and its Annual Report on Form 20-F, all of which are available at www.sec.gov.

Investor Contact

IR Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223